Exhibit 19
INTERNATIONAL FLAVORS & FRAGRANCES INC. INSIDER TRADING POLICY
I.SUMMARY
This Insider Trading Policy (the “Policy”) is intended to assist Insiders (as defined below) in their compliance with laws that prohibit certain persons who are aware of “material non-public information” (as described below) from (i) trading in securities on the basis of such material non-public information or (ii) providing material non-public information to other persons who may trade securities on the basis of that information.
This Policy complements the Company’s Window Period Policy attached hereto as Exhibit I and the Company’s Confidential & Proprietary Information Policy.
II.APPLICABILITY & SCOPE
This Policy applies to every employee, officer, member of the Board of Directors of the Company and their “Related Persons” (as defined below), as well as independent contractors or consultants who have access to material non-public information (each, an “Insider”). For purposes of this Policy, a “Related Person” includes a person’s spouse, children and anyone else living in the person’s household and other entities controlled by the person.
III.OVERVIEW
U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. It is a violation of U.S. securities laws for any person to buy or sell securities if he or she is in possession of material non-public information.
What is Material Non-Public Information?
Information is “material” if there’s a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold securities. Information is “non-public” if it has not been publicly disclosed. Information is considered to have been publicly disclosed only after it has been released to the public through appropriate channels (typically, by means of a widely-disseminated press release, such as through the Dow Jones “broad tape” or newswire services, or in a filing with the Securities and Exchange Commission (the “SEC”)), and only after enough time has elapsed to permit the investment community to absorb and evaluate the information.
The following are examples of non-public information that, if material, could qualify as material non-public information:
•unpublished operating or financial results;
•projections of future earnings or losses, or other earnings guidance, or changes to previously announced earnings guidance;
•a change in business plans, outlook or strategies;

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•a pending or proposed merger, acquisition, tender offer, exchange offer, divestiture or joint venture;
•a pending or proposed restructuring, such as the closure of a significant facility;
•a material sale or disposition of assets if not in the ordinary course of business;
•a financing transaction or bank borrowing out of the ordinary course of business;
•a change in dividend policy, the declaration of a stock split, an offering of securities or the establishment of a stock repurchase program;
•a change in senior management;
•a pending or threatened litigation or regulatory action, or the resolution of a litigation or regulatory action;
•the introduction of a significant new product, process or service, including significant research and development discoveries; and
•a change to the Company’s pricing structure, the gain or loss of a significant customer, distributor, agent or supplier, the entry into a new line of business or product, or a significant new “win” or “loss”.
The above is a representative list of material non-public information and is not the only information that could be considered as such.
IV.GENERAL RULES
Non-Disclosure
Material non-public information must not be disclosed to anyone, including a fellow employee, family member, friend or other third party, who does not need to know such information for IFF business purposes. Each Insider has an obligation to maintain the confidentiality of such information. These obligations apply irrespective of whether such information is obtained from a director, officer, employee, independent contractor, consultant, customer, vendor or other business partner or otherwise, and they continue following the termination of an Insider’s relationship with IFF.
Trading in IFF Securities
No Insider may purchase or sell, or place a purchase or sale order, or recommend that another person purchase or sell, or place a purchase or sale order, for Company securities when such person or entity has knowledge of material non-public information concerning IFF. This includes purchases and sales of stock, cashless exercises of stock options or stock-settled appreciation rights (“SSARs”) and discretionary transactions (such as an election to increase or decrease periodic contributions in the IFF stock fund of IFF’s Retirement Investment Fund Plan(s) (401(k)).
Trading in Other IFF Securities
No Insider should place a purchase or sale order, or purchase or sell, or recommend that another person purchase or sell, the securities of another company if the Insider learns, in the course of his or her employment or otherwise, material non-public information about the other company that is likely to affect the value of those securities. This applies even to companies located outside the United States.

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Tipping
All Insiders are prohibited from providing any third party with information or from recommending that such third party buy or sell securities when that Insider is aware of material non-public information. This is called “tipping”. Both the Insider and the third party receiving the tip could be held liable.
Short Sales
All Insiders are prohibited from effecting “short sales” of Company securities, in which the seller borrows the shares from his or her broker (who usually in turn has borrowed the shares from some other investor) and then sells them. “Sales against the box”, which involve a sale of Company securities that are owned but are not delivered after the sale, are also prohibited.
Margin Accounts and Pledging
All Insiders are prohibited from purchasing Company securities on margin, holding Company securities in a margin account or pledging Company securities as collateral for a loan.
Hedging and Monetization Transaction
Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an individual to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the individual to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the individual may no longer have the same objectives as IFF’s other shareholders. Therefore, Insiders may not engage in any such transactions in connection with IFF securities.
Trading in Derivatives
All Insiders are prohibited from trading in derivatives of IFF securities, such as put and call options.
V. SPECIFIC PROHIBITIONS AND REQUIREMENTS
IFF Stock Options, SSARs, Restricted Stock and Restricted Stock Units
The exercise of employee stock options or SSARs (other than a “cashless” exercise as described below) and vesting of restricted stock or restricted stock units (“RSU’s”) are not subject to this Policy. However, except for shares of stock withheld by IFF to pay taxes, stock that was acquired upon exercise of a stock option or SSAR, or upon vesting of restricted stock or RSU’s, will be treated like any other stock, and may not be sold by an employee who possesses material non-public information.
Cashless Exercise of Stock Options or SSARs
Shares sold in a “cashless” exercise of stock options or SSARs (i.e., the simultaneous exercise of options or SSARs and sale of the underlying shares on the open market) are treated like any other sale of IFF’s shares. Consequently, no Insider may transact a “cashless” exercise under IFF’s equity award program while in possession of material nonpublic information.
IFF Stock Fund under the IFF Retirement Investment Fund Plan(s) (401(k))
Automatic acquisitions of IFF stock in IFF stock fund under IFF’s 401(k) plan(s) or Deferred Compensation Plan (“DCP”) based on an investment election made at a time that an Insider is not in possession of material non-public information are not subject to this Policy or, in the case of DCP, based on an investment election made during a routine annual election cycle. However,

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no Insider may transfer funds in or out of the IFF stock fund or modify the Insider’s investment elections relating to the IFF stock fund while in possession of material non-public information relating to IFF.
Dividend Reinvestment
Purchases of IFF securities under IFF’s reinvestment plan resulting from reinvestment of dividends paid on IFF securities are not subject to this Policy. However, no Insider may make voluntary purchases of IFF securities resulting from additional contributions in IFF’s dividend reinvestment plan while in possession of material non-public information relating to IFF.
Restrictions on “Window Policy Persons”
In accordance with IFF’s Window Period Policy, “Window Policy Persons” consist of IFF’s senior officers, employees regularly exposed to material non-public information, members of IFF’s Board of Directors and their Related Persons. Window Policy Persons are subject to additional restrictions on trading in IFF securities as set forth in the IFF’s Window Period Policy.
Section 16 Filer Reporting Obligations
“Section 16 Filers” have additional obligations to report all transactions relating to Company securities to the SEC on a Form 4 which must be filed no later than two (2) business days after the transaction is consummated. They also must disgorge “short- swing profits” earned from trading in such securities. In addition to obtaining the required pre-approval for trading in IFF securities under IFF’s Window Period Policy, Section 16 Filers must report each transaction in IFF securities to the General Counsel, except that the General Counsel shall report each transaction in IFF securities to the Chief Executive Officer, in accordance with that policy.
Rule 10b5-1 Trading Plans
A Rule 10b5-1 trading plan is a written plan that (i) is a binding agreement to buy or sell IFF securities and (ii) instructs a third person to buy or sell a specific amount of IFF securities at specific price(s) and on specific dates or a period of time. Subject to IFF’s Window Period Policy; and the 10b5-1 Trading Plan Guidelines in Exhibit A, Insiders may enter into a 10b5-1 trading plan if they are not aware of any material non-public information at the time of entering into such plan. Non-Rule 10b5-1 plans are not permitted, and any trading plan should be entered into pursuant to the guidelines in Exhibit A.
Individual Responsibility
Each Insider is responsible for making sure that he or she complies with this Policy and the Insider is responsible for complying with all applicable laws on this topic. The responsibility for determining whether an individual possesses material non-public information rests with that individual. Any action on the part of IFF under this Policy does not in any way constitute legal advice or otherwise insulate an individual from liability under applicable securities laws. A breach of insider trading laws could expose an Insider to criminal fines, imprisonment and civil penalties. Violations of this Policy may constitute grounds for disciplinary action, including dismissal. Employees are required to report possible violations of this Policy to IFF’s General Counsel.
VI.QUESTIONS
While IFF personnel are not expected to be experts on the subject of this Policy, they must be aware of and comply with the restrictions contained in this Policy. If you have any questions regarding this Policy, please contact an attorney in the Legal Department.

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VII.WHERE TO GO FOR HELP
If you have questions about this Policy, contact Legal at law.department@iff.com.
If you believe that someone may have violated this Policy, please contact IFF’s Global Ethics & Compliance team at compliance@iff.com. You may also report a concern or violation at iff.com/speakup.
IFF strictly forbids reprisal, retaliation, or subsequent discrimination against any person who in good faith raises a concern or reports possible misconduct.
IFF will investigate alleged misconduct in relation to this Policy in accordance with internal procedures on investigations. Any IFF Personnel who violates this Policy may be subject to disciplinary measures, up to and including termination of employment.
VIII.REFERENCE DOCUMENTS
The following policies and procedures provide additional guidance and direction:
•IFF Code of Conduct
•IFF Window Period Policy
•IFF Confidential Information & Trade Secret Policy
All IFF policies, procedures, and guidelines can be found in the Policies & Procedures section of IFF Connect.

Exhibit 19
Exhibit A
Rule 10b5-1 Trading Plan Guidelines February 2026
All sales or purchases of International Flavors & Fragrances Inc. (the “Company”) securities made pursuant to a trading plan by Company Insiders (as defined below) must be made pursuant to a plan that complies with Rule 10b5-1 under the Securities and Exchange Act of 1934 and the Company guidelines included in the enclosed Annexes. “Company Insiders” refers to the members of the Board of Directors (the “Directors”), Section 16 Officers of the Company, other executives and Window Policy Persons as defined in the Company’s Window Period Policy.
Entering into 10b5-1 trading plans reduces (i) the risk that members of senior management or company insiders may inadvertently violate insider trading laws; and (ii) the adverse publicity associated with transactions in Company securities by senior executives made outside of 10b5-1 plans. A 10b5-1 trading plan is a written plan that instructs a broker to buy or sell a specific amount of Company securities at specified times, at specific price(s) (e.g. limit or “not less than price” or market price) or when a combination of the two occur. Rule 10b5-1 trading plans can provide an affirmative defense to insider trading liability for trades executed as a part of the plan. Specifically, trades pursuant to the plan will not be viewed as being based on material nonpublic information if the trading plan is established in accordance with the appropriate protocol.
Attached in Annex 1 is a set of frequently asked questions and in Annex 2 a summary of restrictions regarding Rule 10b5-1 trading plans.
If you have any questions or are interested in entering into a 10b5-1 trading plan, please contact the Company’s General Counsel.

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Annex 1
Rule 10b5-1 Trading Plans - Frequently Asked Questions
Rule 10b5-1 (the “Rule”) Trading Plans provide a mechanism for Company Insiders to trade Company securities even while aware of material, nonpublic information. A trading plan, properly designed to comply with requirements of the Rule, will permit insiders to trade securities in many situations where they previously might not have been able to, thereby allowing them more opportunities to trade Company securities to meet their particular investment objectives.
The following Q&A describes the requirements of a Rule 10b5-1 Trading Plan, the advantages and disadvantages of such plans and the process for establishing, modifying and terminating such plans.
Q: What is a Rule 10b5-1 Trading Plan?
A:     A Rule 10b5-1 Trading Plan is a binding contract, instruction or written plan that specifies the amount, price and dates on which insiders may trade securities and complies with Rule 10b5-1 under the Securities and Exchange Act of 1934. A plan may include a formula for determining the amount, price and dates of trades, and Company Insiders cannot influence the purchase or sale of Company securities under a plan. A third-party broker would be responsible for executing trades. Trading plans which do not meet the requirements for a Rule 10b5-1 Trading Plan, referred to as non-Rule 10b5-1 Trading Plans, are not permitted for Company Insiders.
Company Insiders may enter into a plan only during an open Window Period and when they are not aware of any material nonpublic information. Although these plans act as an affirmative defense to insider trading liability with respect to trades pursuant to the plan, they do not prohibit or prevent derivative lawsuits from disgruntled investors. Instead, Company Insiders trading under a plan would demonstrate that their trades were made pursuant to the terms of their plan, not on inside information.
Q: What is the advantage of these plans?
A:     They can provide an affirmative defense to insider trading liability with respect to trades pursuant to the plan. Specifically, Company Insiders who trade pursuant to the plan will not be viewed as having traded based on material nonpublic information if they demonstrate that the transactions in question were done according to a written trading plan established in accordance with the requirements of the Rule before they became aware of the information. In addition, Company Insiders will not need to determine whether or not information they have about the Company would be deemed material non-public information. This is often a complicated determination. Further, a Rule 10b5- 1 Trading Plan can expand significantly the time period in which Company Insiders may execute transactions in Company securities.
Q: Are there any drawbacks?
A:     While Rule 10b5-1 Trading Plans provide some additional protection to Company Insiders from insider trading liability, there are some drawbacks. Company Insiders who enter into prearranged trading programs will lose some degree of investment control over their trading activity. Moreover, as stated above, trading under a pre-arranged trading program does not eliminate the possibility that a lawsuit could be filed alleging insider trading, nor does it prevent the media from reporting on the trading activity in question. All trades made under the plan still require public filings if you are otherwise required to make public filings of your trades.
Q: Who should I contact if I want to set up a Rule 10b5-1 Trading Plan?
A: You should contact your personal broker and the Company’s General Counsel.
If you hold physical securities, you will need to provide the stock certificates and legal transfer documentation. As a Section 16 Officer or a Director or if you otherwise hold

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restricted securities, you also must comply with Rule 144, and a timely Form 144 filing would be required.
Q: Does the Company require me to use a specific document as my Rule10b5-1 Trading Plan?
A:     The Company has a preferred form of trading plan that you can use, but your broker may have its own form. If you would like a copy of our preferred form or if your broker requires use of its form, please contact the Company’s General Counsel. We will need to approve changes to our form or the terms of your broker’s form.
Q: What details should I include in my plan?
A:     You must specify an amount, a price and a date for all transactions executed in your plan. The amount can be either a number of shares or a specific dollar value of securities. The price can be the market price on a particular date or a limit price. The date can be either a specific day of the year on which a market order is to be executed or a day or days of the year on which a limit order is in effect. The length of the plan should be no less than 9 months to one year in duration. Longer plans may be permissible. Once these parameters are set, your broker will have the authority to trade within these parameters without further consultation.
Q: Do I need to obtain pre-clearance from the Company before adopting, modifying or terminating a plan?
A:     Any entry into, modification or termination of an existing plan by a Section 16 Officer or a Director must be pre-cleared by the Company’s General Counsel and, in the case of the Company’s General Counsel, the pre-clearance is required by the Chief Executive Officer. In addition, Company Insiders must include a representation certifying, at the time of adoption or modification of such plan, that: (1) such Company Insider is not aware of material nonpublic information about the Company or its securities; and (2) such Company Insider is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of the Rule.
Q:    What else do I need to consider when setting up a plan?
A:    We encourage you to consult your own legal counsel, investment advisor and tax advisor about the legal, investment and tax implications of your plan.
Q: When can I start trading under a plan?
A:     There is a minimum waiting period between the date a Rule 10b5-1 trading plan is adopted or modified and when trading under the trading plan may commence. Trading may not commence:
•for Directors and Section 16 Officers, until the later of (1) 90 days following adoption or modification of such plan or (2) two business days following disclosure of the Company’s financial results in a Form 10-Q or 10-K for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification); or
•for all other employees of the Company, until 30 days following adoption or modification of such plan.
Q: What is the Good Faith requirement?
A: You must “have acted in good faith with respect to” the contract, instruction or plan. For example, an employee would not be operating a Rule 10b5-1 plan in good faith, notwithstanding that the employee entered the plan in good faith, if the employee, while aware of material nonpublic information, directly or indirectly induces the issuer to publicly disclose that information in a manner that makes their trades under a Rule 10b5-1 plan more profitable.

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Q: Can I amend and/or terminate the plan?
A: As noted above, any entry into, modification or termination of an existing plan by a Section 16 Officer or a Director must be pre-cleared by the Company’s General Counsel and, in the case of the Company’s General Counsel by the Company’s Chief Executive Officer. You should also ask your broker about the implications of amending or terminating your plan. Subject to IFF internal approvals, as applicable, and as a general matter, you may terminate or amend a plan at any time by writing to your broker. However, terminating or amending a plan prior to its expiration under the provisions of the plan could call into question the good-faith nature of the plan (the premise that it is not part of a scheme to evade the prohibitions of Rule 10b5-1) and thus cause prior trades to lose the benefit of the affirmative defense. Therefore, to the extent possible, it is best to avoid making changes to the trading program. Most amendments will be treated as a termination of the original plan and the creation of a new one. Moreover, please note that any modifications to the amount, price or timing of the purchase or sale of securities under a trading plan will trigger a new waiting period, as discussed above. If not modified or terminated, your plan will expire on its own, based on a termination date, the number of shares bought or sold, the dollar amount or other reasons specified in the plan agreement.
Q: Under what circumstances would my plan be suspended?
A: A plan may be suspended if you or the Company notifies your broker of a restriction that would prevent transactions in your account, such as a tender offer for the Company’s securities or a qualifying security offering by the Company. Your broker also may suspend your plan if it becomes aware of material nonpublic information concerning the Company or its securities or if market conditions prohibit trading.
Q: Can I enter into a plan to purchase securities?
A: Yes. Although most plans provide for the sale of an insider’s securities, they also can be used to buy securities.
Q: May I enter into other transactions to sell securities outside the Rule 10b5-1 Trading Plan?
A: Yes. However, you will need to comply with Rule 144 in connection with any such trade and you must comply with our regular insider trading policy on trading securities as well as securities laws generally.
Q: Are there other limitations?
A: Yes. You may not enter into multiple, overlapping trading plans, including 401(k) plans that are structured as Rule 10b5-1 Trading Plans, unless such plans qualify as “sell-to-cover” plans (i.e., plans that allow only sales that are necessary to satisfy tax withholding obligations that arise from the vesting of certain compensatory awards). In addition, if a plan is meant to effect a single transaction, you must not have had another single-trade plan (pursuant to Rule 10b5-1 or otherwise) during the prior 12-month period.
We strongly encourage you to consult with your own legal counsel, broker and/or investment advisor when determining whether a Rule 10b5-1 Trading Plan is best for you.
If you have any questions, please contact the Company’s General Counsel.

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Annex 2
Rule 10b5-1 Trading Plans – Summary
1.All sales or purchases of IFF shares made pursuant to a trading plan by Company Insiders must be made pursuant to a trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934 (a “10b5-1 Plan” or “plan”) and the guidelines set forth herein.
2.A 10b5-1 Plan must be put in place no later than one week following an earnings release (preferably as soon as the window opens).
3.Trading under 10b5-1 Plans by Section 16 Officers and Directors is subject to a cooling off period, i.e., a 10b5-1 Plan may not commence until the later of (1) 90 days following adoption or modification of such plan or (2) two business days following disclosure of the Company’s financial results in a Form 10-Q or 10-K for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification). For all other employees of the Company, trading under a 10b5-1 Plan may not commence until 30 days following adoption or modification of such plan.
4.The length of the plan should be no less than 9 months in duration. Longer plans are permissible. Given the lengthy cooling off period between plans, longer plans may be preferred.
5.Any modifications to the amount, price or timing of the purchase or sale of securities under a 10b51 Plan will be deemed a termination of such plan and trigger a new cooling off period.
6.You may not enter into multiple, overlapping plans, including 401(k) plans that are structured as 10b5-1 Plans, unless such plans qualify as “sell-to-cover” plans (i.e., plans that allow only sales that are necessary to satisfy tax withholding obligations that arise from the vesting of certain compensatory awards). If you are considering a sell-to-cover plan, please discuss with legal to confirm it falls within the Rule.
7.If a plan is meant to effect a single transaction, you must not have had another single-trade plan (pursuant to Rule 10b5-1 or otherwise) during the prior 12-month period.
8.Any entry into a new 10b5-1 Plan, modification or termination of an existing plan by a Section 16 Officer or a Director must be pre-cleared by the Company’s General Counsel and, in the case of the Company’s General Counsel by the Company’s Chief Executive Officer. You should only enter into a plan with the expectation that it will be in place for its entire term.
9.Plans can only be entered into if the person entering into such plan is not in possession of material nonpublic information and if such person is adopting the 10b5-1 Plan in good faith.
10.Shares that are tendered for an outstanding PRSU award may not be registered under a 10b5-1 Plan.